American Medical Association Issues New CPT Code for Neovasc Reducer Procedure

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that the American Medical Association (AMA) has issued a new Current Procedural Terminology (CPT®) Category III Code for transcatheter implantation of a coronary sinus reduction device. The code is effective July 1, 2021.

The AMA is responsible for managing the CPT coding system that the Centers for Medicare and Medicaid Services (CMS) use to track procedures. Obtaining a dedicated CPT code describing the Neovasc Reducer™ (Reducer) implant procedure is an important step towards securing adequate reimbursement in the United States.

"We are pleased that the AMA has included the Reducer procedure as a Category III code," commented Fred Colen, President and CEO of Neovasc. "Obtaining adequate reimbursement for Reducer is a critical component of our long-term growth strategy that will enable broad-based adoption of the technology upon FDA approval. While we are still evaluating our options for bringing the device to the U.S. market and through an FDA approval process, the new CPT code is an important step in the follow-on reimbursement process."

Designated a "Breakthrough Medical Device" by the U.S. Food and Drug Administration (FDA), the Reducer is eligible for coverage under the Medicare Coverage of Innovative Technologies (MCIT) Executive Order upon FDA approval. According to CMS, the MCIT rule will provide national Medicare coverage as early as the same day as FDA market authorization for breakthrough devices and coverage would last for four years. This new coverage pathway will offer beneficiaries nation-wide predictable access to new, breakthrough devices to help improve their health outcomes.

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

CPT is a registered trademark of the American Medical Association.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the impact that the CPT coding system will have on securing adequate reimbursement for the reducer in the United States, execution of the Company's long-term growth strategy, the broad-based adoption of the Reducer technology upon FDA approval and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.